Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

1.	Stanley Associates, Inc. (District of Columbia)

2.	Morgan Research Corporation (Alabama)

3.	Oklahoma Acquisition Corp. (Delaware)

4.	Techrizon LLC (Oklahoma)